NEWS RELEASE

Brightstar Lottery PLC Announces Tender Offer
and a Benchmark Offering of Senior Secured Notes Due 2032

LONDON – September 8, 2026 – Brightstar Lottery PLC (NYSE:BRSL) ("Brightstar") announced a tender offer (the "Offer") for any and all of the Regulation S interests in its outstanding €500,000,000 2.375% Senior Secured Notes due 2028 (the "Notes") on the terms and subject to the conditions set out in a tender offer memorandum dated as of today's date (the "Tender Offer Memorandum"), and subject to the offer and distribution restrictions as set out in the Tender Offer Memorandum. Copies of the Tender Offer Memorandum are available, subject to registration and eligibility confirmation, at the following web address: https://deals.is.kroll.com/brightstar. Capitalized terms used herein but not defined have the meanings given to them in the Tender Offer Memorandum.

Brightstar also announced a benchmark offering (the "Offering") of euro-denominated senior secured notes due 2032 (the "New Notes"). The New Notes will be guaranteed on a senior basis by certain of Brightstar's wholly-owned subsidiaries. Application has been made for the New Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin. Brightstar intends to use the gross proceeds from the sale of the New Notes (i) to pay the purchase price for the Regulation S interests in the Notes tendered and accepted for purchase in connection with the Offer and accrued and unpaid interest thereon, (ii) to repay utilizations under its senior revolving credit facilities and (iii) to pay fees and expenses incurred in connection with the Offer and the Offering.

The purpose of the Offer and the Offering is to extend the weighted average maturity of Brightstar's debt. The completion of the Offering is a condition to the Offer (though such condition may be waived by Brightstar in its sole and absolute discretion).

Description of the Notes	Outstanding Principal Amount(1)	ISIN/Common Code	Maturity Date	Purchase Price per €1,000 Principal Amount (the "Purchase Price")(2)	Amount Subject to the Offer
€500,000,000 2.375% Senior Secured Notes due 2028	€500,000,000	XS2051904733/ 205190473	April 15, 2028	€990.00	Any and all of the Regulation S interests in the Notes
____________
(1)The Outstanding Principal Amount comprises notes which were originally sold pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act") (ISIN/Common Code: XS2051904733/205190473), and notes originally sold pursuant to Rule 144A under the Securities Act (ISIN/Common Code: XS2051911605/205191160). For the avoidance of doubt, the

Offer (as defined below) is only being made with respect to the notes held pursuant to Regulation S under the Securities Act (ISIN/Common Code: XS2051904733/205190473).
(2)The Purchase Price is applicable only to Notes that are validly tendered and accepted pursuant to the Offer. In addition to the Purchase Price, Holders whose tender of the Notes is accepted and purchased pursuant to the Offer will also be paid a cash amount in euros equal to the accrued and unpaid interest on the Notes from and including the immediately preceding interest payment date up to, but excluding, the Settlement Date (as defined below). The Purchase Price and any accrued and unpaid interest will be payable on the Settlement Date.

Key Terms of the Invitation

Subject to the right of Brightstar to extend, terminate, re-open or amend the Offer, Brightstar will purchase for cash the Notes validly tendered by Holders and accepted by Brightstar. Notwithstanding any other provision of the Offer, Brightstar's obligation to accept for purchase and to pay for the Notes validly tendered pursuant to the Offer is subject to, and conditioned upon, the satisfaction of or, where applicable, its waiver of the General Conditions and the Financing Condition. Brightstar is under no obligation to accept any tender of Notes for purchase pursuant to the Offer. Prior to acceptance for purchase by Brightstar of Notes pursuant to the Offer, Brightstar reserves the right, in its sole and absolute discretion, to reject tenders of Notes for any reason and Brightstar is under no obligation to Holders to furnish any reason or justification for refusing to accept a tender of Notes for purchase.

Purchase Price and Accrued Interest

The price Brightstar will pay for Notes tendered prior to the Tender Deadline and accepted for purchase pursuant to the Offer will be €990.00 per €1,000 (the "Purchase Price").

All Holders of purchased Notes will receive, as well as the Purchase Price, a cash amount in euros equal to the accrued and unpaid interest on the Notes, from, and including, the immediately preceding interest payment date up to, but excluding, the applicable settlement date for Notes validly tendered, and which, subject to satisfaction or waiver of the conditions set forth in the Tender Offer Memorandum is expected to occur on the Settlement Date (as defined below) (such cash amount, "Accrued Interest"). For the avoidance of doubt, Accrued Interest will cease to accrue on the Settlement Date for all Notes accepted for purchase pursuant to the Offer.

New Notes and Financing Condition

On or prior to the Settlement Date, Brightstar expects to issue the New Notes on terms and conditions satisfactory to Brightstar in its sole and absolute discretion (the "Financing Condition"). Brightstar expects to pay the Purchase Price and Accrued Interest with proceeds from the issuance of the New Notes and, if necessary, cash on hand. The Offer is subject to the satisfaction of the Financing Condition. Brightstar may waive the Financing Condition in its sole and absolute discretion.

Priority Allocation of the New Notes

Brightstar will, in connection with allocations of the New Notes, consider, among other factors, the aggregate nominal amount of Notes tendered or firmly intended to be tendered by a Holder requesting an allocation of New Notes. Brightstar intends to give preference to such Holders ("New Issue Priority"). Any such preference will be in the sole and absolute discretion of Brightstar but will not exceed the aggregate nominal amount of Notes validly tendered or firmly indicated to be validly tendered pursuant to the Offer.

Brightstar is not obligated to allocate the New Notes to a Holder who has validly tendered or indicated a firm intention to validly tender the Notes pursuant to the Offer and, if any such New Notes are allocated, the nominal amount thereof may be less or more than the nominal amount of Notes tendered by such Holder and accepted for purchase by Brightstar pursuant to the Offer.

Any such allocation will also, among other factors, take into account the minimum denomination of the New Notes (being €100,000). Any allocation of the New Notes will be made in accordance with customary new issuance allocation processes and procedures.

In the event that a Holder validly tenders Notes pursuant to the Offer, such Notes will remain subject to such tender and the conditions of the Offer as set out in the Tender Offer Memorandum irrespective of whether such Holder receives all, some or none of the allocation of New Notes requested.

Holders should note that the pricing and allocation of the New Notes are expected to take place prior to the Tender Deadline and any Holder requesting an allocation of New Notes in addition to tendering Notes for purchase pursuant to the Offer should therefore provide as soon as practicable to any Joint Lead Dealer Manager an indication of a firm intention to tender Notes for purchase pursuant to the Offer and the aggregate nominal amount of Notes that such Holder intends to tender.

To request New Issue Priority, a Holder should contact a Joint Lead Dealer Manager in its capacity as manager for the New Notes as soon as possible using the contact details below. It is the sole responsibility of each Holder to satisfy itself that it is eligible to purchase New Notes before requesting priority in the allocation of the New Notes.

Electronic Instructions

To participate in the Offer, Holders of the Notes held through the Clearing Systems, must deliver, or arrange to have delivered on their behalf, through such Clearing System, and in accordance with the requirements of such Clearing System, by the relevant deadline, valid Electronic Instructions (as defined in the Tender Offer Memorandum) to Kroll Issuer Services Limited (the "Tender and Information Agent") through such Clearing System and in accordance with the requirements of such Clearing System at or prior to the Tender Deadline, unless the Offer is extended, re-opened or terminated as provided in the Tender Offer Memorandum.

The submission of a valid Electronic Instruction in accordance with the procedures set out in the Tender Offer Memorandum will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum, or as required by any applicable law. No acknowledgement of receipt of any Electronic Instruction or other documents will be given by the Issuer, the Dealer Manager or the Tender and Information Agent.

Brightstar will accept Notes for purchase only in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. Holders who tender less than all of their Notes must continue to hold Notes in the minimum denomination of €100,000.
No alternative, conditional or contingent tenders will be accepted.

Expected Timetable of Events

Event	Indicative Date and Time	Description of Event
Launch Date	September 8, 2026.	Invitation to tender announced by Brightstar and Tender Offer Memorandum available from the Tender and Information Agent.
Tender Deadline	4:00 P.M. (London time) on September 15, 2026.
The final deadline for receipt of valid Electronic Instructions by the Tender and Information Agent for Holders to participate in the Offer and to be eligible to receive the Purchase Price and Accrued Interest.

The deadline set by each Clearing System for the submission of Electronic Instructions will be earlier than the Tender Deadline.

Announcement of Results	As soon as reasonably practicable following the Tender Deadline
Announcement of the aggregate principal amount of Notes validly tendered by the Tender Deadline and the aggregate principal amount of Notes to be accepted for purchase (subject to satisfaction of the General Conditions and the Financing Condition).

Settlement Date	The Settlement Date is expected to be September 18, 2026.
Brightstar will deposit with the applicable Clearing System the amount of cash necessary to pay, and the applicable Clearing System, will pay, to each Holder whose Notes are accepted for purchase the Purchase Price and Accrued Interest.

Brightstar shall have no obligation to make or pay interest by reason of any delay by a Clearing System in making payments to the Holders or otherwise.

The above dates and times are subject, where applicable, to the right of Brightstar to extend, terminate, re-open or amend the Offer. Beneficial owners are advised to check with any broker, dealer, bank, custodian, trust company, direct participant or other intermediary or nominee through which they hold Notes whether such institution would require receipt of instructions to participate in the Offer prior to the deadline specified above.

The deadline set by each Clearing System for the submission of Electronic Instructions will be earlier than the relevant deadlines above.

Further Information

The Offer is described in full in the Tender Offer Memorandum which is available from the Tender and Information Agent (as detailed below). Requests for information in relation to the procedures for participating in the Offer should be directed to the Tender and Information Agent:

Kroll Issuer Services Limited

The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom
Telephone: +44 20 7704 0880
Attention: Scott Boswell
E-mail: brightstar@is.kroll.com
Invitation Website: https://deals.is.kroll.com/brightstar

The Joint Lead Dealer Managers for the Offer are:

Deutsche Bank AG, London Branch 21 Moorfields London EC2Y 9DB United Kingdom Telephone: +44 207 545 8011 Attention: Liability Management Group	Banco Santander, S.A. Ciudad Grupo Santander, Edificio Encinar, Avenida de Cantabria s/n 28660, Boadilla del Monte Madrid, Spain Email: LiabilityManagement@gruposantander.com Attention: Liability Management

The Co-Dealer Managers for the Offer are:

Crédit Agricole Corporate and Investment Bank 12 Place des États Unis CS 70052 92547 Montrouge Cedex France Tel.: +44 207 214 5553 Email: liability.management@ca-cib.com Attention: Liability Management	ING Bank N.V., London Branch 8-10 Moorgate London EC2R 6DA United Kingdom Telephone: +44 20 7767 6784 Email: liability.management@ing.com Attention: Liability Management Team

DISCLAIMER

No offer or invitation to acquire any securities is being made pursuant to this news release. Each holder of the Notes (a "Holder") is recommended to seek immediately its own legal advice and financial advice, including tax advice, relating to the consequences resulting from the Offer from its broker, bank, solicitor, accountant or other independent financial, legal or other advisor. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company, direct participant or other intermediary or nominee must contact such entity if it wishes to tender such Notes pursuant to the Offer. None of the Joint Lead Dealer Managers, the Tender and Information Agent or Brightstar makes any recommendation as to whether Holders should tender Regulation S interests in the Notes pursuant to the Offer.

New Notes

Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in (i) the preliminary offering memorandum dated September 8, 2026 and (ii) the pricing supplement prepared in connection with the New Notes and no reliance is to be placed on any representations, warranties or other information.

The New Notes are not being, and will not be, offered or sold in the United States. Nothing in the Tender Offer Memorandum constitutes an offer to sell or the solicitation of an offer to buy the New Notes in the United States or any other jurisdiction. The New Notes may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of the Securities Act. The New Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

MiFID II product governance – The target market for the New Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "MiFID II").

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the New Notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation.

The New Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"); or (ii) not a "qualified investor" as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook ("DISC") for offering, selling or distributing the New Notes or otherwise making them available to retail investors in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024. References to Regulations or Directives include, in relation to the United Kingdom, those Regulations or Directives as they form part of United Kingdom domestic law by virtue of the EUWA or have been implemented in United Kingdom domestic law, as appropriate.

No action has been or will be taken in any jurisdiction in relation to the New Notes to permit a public offering of securities.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this news release nor the Tender Offer Memorandum constitutes an invitation to participate in the Offer in or from any jurisdiction in or from which, or to any person to or from whom, it is unlawful to make the Offer or solicitation under any applicable securities, blue sky or other laws. The distribution of this news release and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this news release or the Tender Offer Memorandum comes are required by Brightstar, the Joint Lead Dealer Managers and the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

United Kingdom

The communication of this news release, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release or the Tender Offer Memorandum relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

European Economic Area

In any European Economic Area Member State, each of this news release and the Tender Offer Memorandum is only addressed to and is only directed at qualified investors in that Member State within the meaning of Regulation (EU) 2017/1129 (as amended), together with any applicable implementing measures in any Member State.

Italy

None of the Offer, this news release, the Tender Offer Memorandum or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offer is being carried out in Italy as an exempted offer pursuant to Article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and Article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase pursuant to the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

General

This news release does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction in which such offer or solicitation would be unlawful. None of the New Notes (i) may be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act or (ii) have been, or will be, registered under the Securities Act, or the securities laws of the United States or any state thereof or the applicable laws of any other jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Joint Lead Dealer Manager or either of the Joint Lead Dealer Managers' respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Joint Lead Dealer Manager or affiliate, as the case may be, on behalf of Brightstar in such jurisdiction.

In addition to the representations referred to above with respect to the United States, each Holder participating in the Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the applicable Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offer from a Holder that is unable to make these representations will not be accepted. Each of Brightstar, each Joint Lead Dealer Manager and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result Brightstar determines (for any reason) that such representation is not correct, such tender shall not be accepted.

About Brightstar Lottery PLC

Brightstar Lottery PLC (NYSE:BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world's 10 largest lotteries with central systems. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the "Company") and other matters. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements represent management’s good faith expectations, projections, guidance or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. Specifically, the Company cannot assure you that the proposed transactions described above, including the successful completion of the Offer and the Offering or, in the case of the Offer, will be made on the terms the Company currently contemplates, if at all. Information concerning these risks and other factors can be found in the offering memorandum for the New Notes, the Tender Offer Memorandum and the documents filed or furnished by the Company from time to time with the SEC, including the Company’s latest annual report on Form 20-F, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

© 2026 Brightstar Lottery PLC